Exhibit 99.1

FOR IMMEDIATE RELEASE

SAFLINK CORPORATION REPORTS SECOND QUARTER 2007 FINANCIAL RESULTS

KIRKLAND, WA – (August 14, 2007) – Saflink® Corporation (OTC Bulletin Board: SFLK), a leading provider of solutions that verify identity, secure access and increase productivity, today reported its financial results for its second quarter ended June 30, 2007.

Revenue for the second quarter of 2007 was $178,000, compared to $504,000 for the first quarter of 2007 and $944,000 for the second quarter of 2006. Saflink reported a net loss attributable to common stockholders of $3.4 million, or $0.02 per share, in the second quarter of 2007, which included non-cash interest expense of $1.3 million. This is compared to a net loss attributable to common stockholders of $3.5 million, or $0.03 per share, in the first quarter of 2007, which included non-cash interest expense of $2.0 million, and a net loss attributable to common stockholders of $37.7 million, or $0.43 per share, in the second quarter of 2006, which included a non-cash impairment loss on goodwill of $30.7 million.

Non-GAAP operating loss for the second quarter of 2007 was $1.8 million, which excludes stock-based compensation expense. This is compared to a non-GAAP operating loss of $5.7 million for the second quarter of 2006, which excluded certain non-cash charges such as amortization of intangible assets, impairment losses on goodwill, and stock-based compensation expense. Saflink believes that supplementary non-GAAP measures for operating results enhance an investor’s overall understanding of the financial performance of Saflink by reconciling more closely the actual cash expenses of Saflink in its operations, as well as excluding expenses that, in management’s view, are unrelated to the core operations of Saflink. A reconciliation of non-GAAP operating loss and non-GAAP net loss attributable to common stockholders to reported GAAP operating loss and net loss attributable to common stockholders is provided below.

Steve Oyer, Chief Executive Officer of Saflink Corporation, stated, "We took several important steps during the second quarter on our path to restructure and recapitalize Saflink and monetize our assets and intellectual property. As we announced last month, we concluded the sale of our Registered Traveler business to our subsidiary FLO Corporation for $6.3 million. The proceeds from this transaction provided us the ability to begin paying our convertible debenture obligations in cash rather than shares of common stock and, consequently, limit the dilution of our stockholders. And with a continuing minority ownership stake in FLO, we continue to have a vested interest in the exciting Registered Traveler market.”

Oyer continued, “We feel that our turnaround efforts are almost complete and are excited to discuss the next steps and our plans to increase shareholder value in our upcoming conference call.”

Saflink is planning to have a conference call on Tuesday, August 28, 2007, to discuss recent developments and its future plans. A follow-up press release will be issued to announce the final timing and details for the call.

About Saflink

Saflink Corporation offers biometric security, smart card and cryptographic technologies that help protect intellectual property and control access to secure facilities. Saflink security technologies are key components in identity assurance management solutions that allow administrators and security personnel to positively confirm a person's identity before access is granted. Saflink cryptographic technologies help to ensure that sensitive information is accessed only by the intended recipient(s). Saflink Corporation is also a minority stockholder in FLO Corporation, a subsidiary focused on the U.S. government's Registered Traveler Program. For more information, please visit http://www.saflink.com or call 800-762-9595.

NOTE: “Saflink” is a registered trademark of Saflink Corporation and “FLO” is a trademark of FLO Corporation.

This release contains information about our management's view of our future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors. For example, we may not participate in or benefit from the Registered Traveler market because we no longer hold a majority a majority of the equity securities of FLO Corporation. Some other factors include, but are not limited to, risks and uncertainties associated with our financial condition, our ability to sell our products, our ability to compete with competitors and the growth of the security market, and those included in our annual report on Form 10-K, as well as other documents we periodically file with the Securities and Exchange Commission.

INVESTOR RELATIONS CONTACT:

Tony Schor

(847) 945-2222

www.investorawareness.com

SAFLINK PRESS CONTACT:

Sterling Communications

Katie James

(206) 388-5758

kjames@sterlingpr.com

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SAFLINK CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Revenue:
Product	$85	$786	$460	$1,542
Service	93	158	222	259

Total revenue	178	944	682	1,801
Cost of revenue:
Product	78	366	205	693
Service	56	130	109	256
Amortization of intangible assets	—	671	—	1,342

Total cost of revenue	134	1,167	314	2,291

Gross profit (loss)	44	(223)	368	(490)

Operating expenses:
Product development	310	2,423	496	4,842
Sales and marketing	374	2,053	792	3,931
General and administrative	1,329	1,956	2,571	4,013
Impairment loss on goodwill	—	30,700	—	60,400

Total operating expenses	2,013	37,132	3,859	73,186

Operating loss	(1,969)	(37,355)	(3,491)	(73,676)

Interest expense	(1,394)	(323)	(3,420)	(362)
Other income, net	2	59	7	171

Loss before income taxes	(3,361)	(37,619)	(6,904)	(73,867)

Income tax provision	—	13	—	26

Net loss	(3,361)	(37,632)	(6,904)	(73,893)

Modification of outstanding warrants	—	(76)	—	(585)

Net loss attributable to common stockholders	$(3,361)	$(37,708)	$(6,904)	$(74,478)

Basic and diluted loss per common share attributable to common stockholders	$(0.02)	$(0.43)	$(0.06)	$(0.85)
Weighted average number of common shares outstanding	138,018	88,106	125,207	88,101

SAFLINK CORPORATION

Supplemental Non-GAAP Information

(Unaudited)

(In thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
Operating loss	$(1,969)	$(37,355)	$(3,491)	$(73,676)
Adjustments to reconcile operating loss in the financial statements to non-GAAP operating loss:
Amortization of intangible assets – cost of sales	—	671	—	1,342
Amortization of intangible assets – general and administrative	—	25	—	50
Impairment loss on goodwill	—	30,700	—	60,400
Stock-based compensation	120	216	246	518

Non-GAAP operating loss	$(1,849)	$(5,743)	$(3,245)	$(11,366)

Net loss attributable to common shareholders	$(3,361)	$(37,708)	$(6,904)	$(74,478)
Adjustments to reconcile net loss attributable to common shareholders in the financial statements to non-GAAP net loss attributable to common stockholders:
Amortization of intangible assets – cost of sales	—	671	—	1,342
Amortization of intangibles assets – general and administrative	—	25	—	50
Impairment loss on goodwill	—	30,700	—	60,400
Stock-based compensation	120	216	246	518
Non-cash interest expense	1,300	228	3,287	228
Modification of outstanding warrants	—	76	—	585
Deferred income tax associated with acquisition	—	13	—	26

Non-GAAP net income attributable to common shareholders	$(1,941)	$(5,779)	$(3,371)	$(11,329)

Non-GAAP basic and diluted net loss per share	$(0.01)	$(0.07)	$(0.03)	$(0.13)
Weighted average number of common shares outstanding	138,018	88,106	125,207	88,101

Statement Regarding Non-GAAP Disclosures:

To supplement the financial information that is presented in accordance U.S. generally accepted accounting principles (GAAP), we present certain financial measures that exclude certain non-cash charges, including charges related to acquisitions such as amortization of intangible assets, impairments of goodwill and intangible assets and stock-based compensation expense which would otherwise be required by GAAP. We believe that these non-GAAP measures facilitate evaluation by management and investors of our ongoing operating business and enhance overall understanding of our financial performance by reconciling more closely our actual cash expenses in operations as well as excluding expenses that in management’s view are unrelated to our core operations, the inclusion of which may make it more difficult for investors to compare our results from period to period.

Non-GAAP financial measures should not be considered in isolation from, as a substitute for, or superior to, financial information presented in compliance with GAAP, and non-GAAP financial measures we report may not be comparable to similarly titled items reported by other companies.

SAFLINK CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)

	June 30, 2007	December 31, 2006
ASSETS
Current assets:
Cash and cash equivalents	$760	$1,407
Accounts receivable, net	7	390
Inventory, net	111	86
Prepaid expenses and other current assets	611	601

Total current assets	1,489	2,484

Furniture and equipment, net	181	420
Debt issuance costs, net	345	550

Total assets	$2,015	$3,454

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Accounts payable	$1,014	$1,186
Accrued expenses	1,413	1,308
Convertible debt, net of discount	4,796	4,619
Current portion of notes payable to related party	1,450	1,250
Other current obligation	—	213
Deferred revenue	708	229

Total current liabilities	9,381	8,805

Long-term note payable to related party	200	—

Total liabilities	9,581	8,805

Stockholders’ deficit:
Common stock	1,502	975
Common stock subscribed	—	163
Additional paid-in capital	279,746	275,421
Accumulated deficit	(288,814)	(281,910)

Total stockholders’ deficit	(7,566)	(5,351)

Total liabilities and stockholders’ deficit	$2,015	$3,454